No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2023

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Announcement Regarding the Start of Operation of the New Company with GS Yuasa International Ltd.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Masaharu Hirose
Masaharu Hirose
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: August 1, 2023

[Translation]

August 1, 2023

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Toshihiro Mibe
Director, President and Representative Executive Officer

Announcement Regarding the Start of Operation

of the New Company with GS Yuasa International Ltd.

Honda Motor Co., Ltd. (“Honda”) completed procedures for the establishment of a joint venture with GS Yuasa International Ltd. (“GS Yuasa”), as previously announced on May 11, 2023 in the notice entitled “Announcement Regarding the Signing of a Joint Venture Agreement with GS Yuasa for collaboration in Lithium-ion Battery”, and the joint venture starts its operation today.

Although this joint venture has become an affiliate of Honda accounted for using the equity method as a result of the completion of the procedures, it is not anticipated to have a material impact on Honda’s consolidated financial results for the fiscal year ending March 31, 2024.

New Company Overview

Company name	:	Honda·GS Yuasa EV Battery R&D Co., Ltd.

Location	:	1, Inobanba-cho, Nishinosho, Kisshoin, Minami-ku, Kyoto, Japan

Capital	:	Amount of capital at establishment:	2 billion yen

		Amount of capital reserve at establishment:	2 billion yen

Capital contribution ratio	:	50% Honda

50% GS Yuasa

Directors	:	Koichi Yamamoto,	Representative Director and President (from Honda)

		Masaaki Hosokawa,	Representative Director and Vice President (from GS Yuasa)

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